SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

21Vianet Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person Sheng Chen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 43,819,561 ordinary shares[1]
	6	Shared voting power 0
	7	Sole dispositive power 43,819,561 ordinary shares[1]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 43,819,561 ordinary shares[1]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row 9

11.3% of the Class A ordinary shares[2] (or 11.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of reporting person IN

[1]	Representing (i) 93,258 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days after December 31, 2013, (ii) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited, (iii) 18,887,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd., (iv) 4,398,821 Class B ordinary shares held by Beacon Capital Group Inc., and (v) 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal Group Limited. Mr. Chen is the sole shareholder of Fast Horse Technology Limited, Sunrise Corporate Holding Ltd., Beacon Capital Group Inc. and Personal Group Limited and thus has the sole voting and dispositive power over the shares held by them. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
[2]	Based upon 344,745,991 Class A ordinary shares outstanding as of December 31, 2013 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name of reporting person Fast Horse Technology Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 19,670,117 ordinary shares[1]
	6	Shared voting power 0
	7	Sole dispositive power 19,670,117 ordinary shares[1]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 19,670,117 ordinary shares[1]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row 9

5.4% of the Class A ordinary shares[2] (or 4.9% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of reporting person CO

[1]	Representing 19,670,117 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder. Fast Horse Technology Limited is 100% owned by Mr. Sheng Chen.
[2]	Based upon 344,745,991 Class A ordinary shares outstanding as of December 31, 2013 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name of reporting person Sunrise Corporate Holding Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 18,887,875 ordinary shares[1]
	6	Shared voting power 0
	7	Sole dispositive power 18,887,875 ordinary shares[1]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 18,887,875 ordinary shares[1]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row 9

5.2% of the Class A ordinary shares[2] (or 4.7% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of reporting person CO

[1]	Representing 18,887,875 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder. Sunrise Corporate Holding Ltd. is 100% owned by Mr. Sheng Chen.
[2]	Based upon 344,745,991 Class A ordinary shares outstanding as of December 31, 2013 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name of reporting person Beacon Capital Group Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,398,821 ordinary shares[1]
	6	Shared voting power 0
	7	Sole dispositive power 4,398,821 ordinary shares[1]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 4,398,821 ordinary shares[1]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row 9

1.3% of the Class A ordinary shares[2] (or 1.1% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of reporting person CO

[1]	Representing 4,398,821 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder. Beacon Capital Group Inc. is 100% owned by Mr. Sheng Chen.
[2]	Based upon 344,745,991 Class A ordinary shares outstanding as of December 31, 2013 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Name of reporting person Personal Group Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 769,490 ordinary shares[1]
	6	Shared voting power 0
	7	Sole dispositive power 769,490 ordinary shares[1]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 769,490 ordinary shares[1]
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row 9

0.2% of the Class A ordinary shares[2] (or 0.2% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12	Type of reporting person CO

[1]	Representing: (i) 769,486 Class B ordinary shares that are convertible into the same number of Class A ordinary shares at any time at the option of the holder, and (ii) 4 Class A ordinary shares held by the holder. Personal Group Limited is 100% owned by Mr. Sheng Chen.
[2]	Based upon 344,745,991 ordinary shares outstanding as of December 31, 2013 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

Item 1(a).	Name of Issuer:

21Vianet Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing 100016

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Sheng Chen

Fast Horse Technology Limited (“Fast Horse”)

Sunrise Corporate Holding Ltd. (“Sunrise”)

Beacon Capital Group Inc. (“Beacon”)

Personal Group Limited (“Personal”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Sheng Chen:

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing 100016

The People’s Republic of China

For Fast Horse:

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

For Sunrise:

Kingston Chambers, PO Box 173

Road Town, Tortola, British Virgin Islands

For Beacon:

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

For Personal:

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

Item 2(c)	Citizenship:

Mr. Sheng Chen is a citizen of the People’s Republic of China.

Fast Horse is a British Virgin Islands company.

Sunrise is a British Virgin Islands company.

Beacon is a British Virgin Islands company.

Personal is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Class A Ordinary shares, par value $0.00001 per share

Item 2(e).	CUSIP Number:

Class A ordinary shares: G91458 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting persons is provided as of December 31, 2013. The table below is prepared based on 344,745,991 shares of Class A ordinary shares and 53,480,544 shares of Class B ordinary shares outstanding as of December 31, 2013.

For Sheng Chen:

Reporting Person: Sheng Chen	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	43,819,561	(1)	43,726,299	(2)	43,819,561	(1)	—

(b) Percent of class:	11.3	%(1)(3)	81.8%		11.0	%(4)	49.7	%(5)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	43,819,561	(1)	43,726,299	(2)	43,819,561	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	43,819,561	(1)	43,726,299	(2)	43,819,561	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Representing (i) 93,258 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days after December 31, 2013, (ii) 19,670,117 Class B ordinary shares held by Fast Horse, (iii) 18,887,875 Class B ordinary shares held by Sunrise, (iv) 4,398,821 Class B ordinary shares held by Beacon, and (v) 769,486 Class B ordinary shares and 4 Class A ordinary shares held by Personal, assuming all the Class B ordinary shares held by Fast Horse, Sunrise, Beacon and Personal are converted into the same number of Class A ordinary shares. Mr. Sheng Chen is the sole shareholder of Fast Horse, Sunrise, Beacon and Personal and may be deemed to be having sole voting and dispositive power over the shares held by Fast Horse, Sunrise, Beacon and Personal. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.
(2)	Representing (i) 19,670,117 Class B ordinary shares held by Fast Horse, (ii) 18,887,875 Class B ordinary shares held by Sunrise; (iii) 4,398,821 Class B ordinary shares held by Beacon; and (iv) 769,486 Class B ordinary shares held by Personal.

(3)	To derive this percentage, (x) the numerator is 43,819,561, being the sum of (i) Class A ordinary shares upon conversion of 43,762,299 Class B ordinary shares held by the reporting person, (ii) 4 Class A shares held by the reporting person, and (iii) 93,258 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days after December 31, 2013, and (y) the denominator is the sum of (i) 344,745,991, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 43,819,561, being the sum of (a) Class A ordinary shares upon conversion of 43,726,299 Class B ordinary shares held by the reporting person, (b) 4 Class A shares held by the reporting person, and (c) 93,258 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days after December 31, 2013.
(4)	To derive this percentage, (x) the numerator is 43,819,561, being the sum of (i) Class A ordinary shares upon conversion of 43,726,299 Class B ordinary shares held by the reporting person, (ii) 4 Class A shares held by the reporting person, and (iii) 93,258 Class A ordinary shares upon vesting of Mr. Chen’s restricted share units within 60 days after December 31, 2013 and (y) the denominator is the sum of (i) 344,745,991, being the number of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 53,480,544, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2013 that are convertible into the same number of Class A ordinary shares.
(5)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

For Fast Horse Technology Limited:

Fast Horse Technology Limited is the record owner of 19,670,117 Class B ordinary shares of the Issuer. Fast Horse Technology Limited is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Fast Horse Technology Limited	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	19,670,117	(1)	19,670,117	(1)	19,670,117	(1)	—

(b) Percent of class:	5.4	%(1)(2)	36.8%		4.9	%(3)	22.4	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	19,670,117	(1)	19,670,117	(1)	19,670,117	(1)	—
(iii) Sole power to dispose or to direct the disposition of	0		0		0		—
(iv) Shared power to dispose or to direct the disposition of	19,670,117	(1)	19,670,117	(1)	19,670,117	(1)	—

Notes:

(1)	Representing 19,670,117 Class B ordinary shares held by the reporting person that are convertible into 19,670,117 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.
(2)	To derive this percentage, (x) the numerator is 19,670,117, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 344,745,991, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 19,670,117, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 19,670,117, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person and (y) the denominator is the sum of (i) 344,745,991, being the number of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 53,480,544, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2013 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

For Sunrise Corporate Holding Ltd.:

Sunrise Corporate Holding Ltd. is the record owner of 18,887,875 Class B ordinary shares of the Issuer. Sunrise Corporate Holding Ltd. is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Sunrise Corporate Holding Ltd.	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	18,887,875	(1)	18,887,875	(1)	18,887,875	(1)	—

(b) Percent of class:	5.2	%(1)(2)	35.3%		4.7	%(3)	21.5	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	18,887,875	(1)	18,887,875	(1)	18,887,875	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	18,887,875	(1)	18,887,875	(1)	18,887,875	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Representing 18,887,875 Class B ordinary shares held by the reporting person that are convertible into 18,887,875 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.
(2)	To derive this percentage, (x) the numerator is 18,887,875, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 344,745,991, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 18,887,875, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 18,887,875, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person and (y) the denominator is the sum of (i) 344,745,991, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 53,480,544, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2013 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

For Beacon Capital Group Inc.:

Beacon Capital Group Inc. is the record owner of 4,398,821 Class B ordinary shares of the Issuer. Beacon Capital Group Inc. is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Beacon Capital Group Inc.	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	4,398,821	(1)	4,398,821	(1)	4,398,821	(1)	—

(b) Percent of class:	1.3	%(1)(2)	8.2%		1.1	%(3)	5.0	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	4,398,821	(1)	4,398,821	(1)	4,398,821	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	4,398,821	(1)	4,398,821	(1)	4,398,821	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Representing 4,398,821 Class B ordinary shares held by the reporting person that are convertible into 4,398,821 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.
(2)	To derive this percentage, (x) the numerator is 4,398,821, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 344,745,991, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 4,398,821, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 4,398,821, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person and (y) the denominator is the sum of (i) 344,745,991, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 53,480,544, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2013 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

For Personal Group Limited:

Personal Group Limited is the record owner of 769,486 Class B ordinary shares and 4 Class A ordinary shares of the Issuer. Personal Group Limited is wholly owned and controlled by Mr. Sheng Chen.

Reporting Person: Personal Group Limited	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as-converted basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	769,490	(1)	769,486	(2)	769,490	(1)	—

(b) Percent of class:	0.2	%(1)(3)	1.4%		0.2	%(4)	0.9	%(5)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	769,490	(1)	769,486	(2)	769,490	(1)	—

(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	769,490	(1)	769,486	(2)	769,490	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Representing: (i) 769,486 Class B ordinary shares held by the reporting person that are convertible into 769,486 Class A ordinary shares at any time at the option of the reporting person, and (ii) 4 Class A ordinary shares held by the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by such person.
(2)	Representing 769,486 Class B ordinary shares held by Personal.
(3)	To derive this percentage, (x) the numerator is 769,490, being the sum of: (i) Class A ordinary shares upon conversion of 769,486 Class B ordinary shares held by the reporting person, and (ii) 4 Class A shares held by the reporting person, and (y) the denominator is the sum of (i) 344,745,991, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 769,490, being the sum of: (a) Class A ordinary shares upon conversion of 769,486 Class B ordinary shares held by the reporting person, and (b) 4 Class A shares held by the reporting person.
(4)	To derive this percentage, (x) the numerator is 769,490, being the sum of: (i) Class A ordinary shares upon conversion of 769,486 Class B ordinary shares held by the reporting person, and (ii) 4 Class A shares held by the reporting person, and (y) the denominator is the sum of (i) 344,745,991, being the numbers of the Company’s total Class A ordinary shares outstanding as of December 31, 2013 and (ii) 53,480,544, being the number of the Company’s total Class B ordinary shares outstanding as of December 31, 2013 that are convertible into the same number of Class A ordinary shares.
(5)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of our Class A and Class B ordinary shares. Each holder of our Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

Sheng Chen		/s/ Sheng Chen
Sheng Chen

Fast Horse Technology Limited	By:	/s/ Sheng Chen
		Name:	Sheng Chen
		Title:	Director

Sunrise Corporate Holding Ltd.	By:	/s/ Sheng Chen
		Name:	Sheng Chen
		Title:	Director

Beacon Capital Group Inc.	By:	/s/ Sheng Chen
		Name:	Sheng Chen
		Title:	Director

Personal Group Limited	By:	/s/ Sheng Chen
		Name:	Sheng Chen
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 8, 2013, by and among Sheng Chen, Fast Horse Technology Limited, Sunrise Corporate Holding Ltd., Beacon Capital Group Inc. and Personal Group Limited

*	previously filed